March 21, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jim O’Connor

RE: THE CHINA FUND, INC. File No. 811-05749

Dear Mr. O’Connor:

This letter is written in response to the comments that you provided on March 16, 2012 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on March 9, 2012. The comments of the SEC Staff and the Registrant’s responses are listed below:

1.	Comment: In the first paragraph under “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, please expand the statement indicating that stockholders have not approved the Current Agreements. It is not just that the “proposed,” as well as the “current agreements” have not yet been approved by shareholders. We believe that it needs to be disclosed that at the March shareholder meeting, called for the purpose of approving the proposed agreements, the proposed agreements were not approved because more of the shareholders present voted no on approval than voted yes. (This seems to us to be very different from a case where, for example, the presence of broker non-votes caused the vote to fail.) It seems to us that the fact of a negative vote on the proposed agreements and the actual numerical results of that vote at the March meeting are material information that should be disclosed in the current proxy. We also believe that the current proxy should discuss why it is that the board as determined to put the fund to the expense of a second meeting – given the mathematical improbability, based on the previous meeting’s vote totals, of obtaining a favorable vote at the upcoming meeting.

Response: The Registrant will revise the first paragraph under “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement” to read as follows:

On ~~January 5~~March 8, 2012, the Board of Directors, all of whom are Independent Directors, voted to approve and recommend to shareholders the approval of the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement between the Fund and RCM Asia Pacific Limited (“RCM”) (the “Proposed Agreements”). The Proposed Agreements, if approved, will replace the interim Investment Advisory and Management Agreement and interim Direct Investment Management Agreement each dated February 10, 2012, between the Fund and RCM (the “Current Agreements”). The Current Agreements were ~~not approved by the stockholders of the Fund~~ submitted to the stockholders for approval at the Annual Meeting of the Stockholders of the Fund held on March 8, 2012 but more shares were voted against approval of the Current Agreements than for approval at that meeting. This Special meeting is being held to permit stockholders to reconsider approval of the Current Agreements. The Current Agreements replaced the interim Investment Advisory and Management Agreement dated November 9, 2011 between the Fund and Martin Currie, Inc. (“Martin Currie”), the interim Sub-Advisory Agreement between Martin Currie and APS Asset Management Pte Ltd (“APS”) dated November 10, 2011 and the Direct Investment Management Agreement between the Fund and Martin Currie dated April 14, 2007, (the “Martin Currie Direct Investment Management Agreement”). The interim

Investment Advisory and Management Agreement with Martin Currie and the interim Sub-Advisory Agreement between Martin Currie and APS replaced the Investment Advisory and Management Agreement with Martin Currie dated March 19, 2004 (together with the Martin Currie Direct Investment Management Agreement, the “Prior Agreements”), which was terminated on November 9, 2011 upon Martin Currie’s delegation of management of the Fund’s portfolio to APS (an assignment of the contract under Section 15(a)(4) of the 1940 Act resulting in automatic termination). The interim Investment Advisory and Management Agreement with Martin Currie and the interim Sub-Advisory Agreement between Martin Currie and APS were not approved by shareholders. The Investment Advisory and Management Agreement with Martin Currie dated March 19, 2004 was approved by shareholders on March 18, 2004 and the Direct Investment Management Agreement with Martin Currie was approved by shareholders on April 13, 2007.

2.	Comment: In the first paragraph under “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, the disclosure indicates that the original investment advisory was replaced by two successive interim advisor agreements. However, we note that the first set of interim contracts did not include an interim “Direct Investment Management Agreement.” Was the original Direct Investment Management Agreement, dated April 4, 2007, replaced by both the “Interim Sub-Advisory Agreement” and the first interim advisory agreement? On the other hand, why did the first set of interim agreements include a sub-advisory agreement?

Response: The Direct Investment Management Agreement with Martin Currie dated April 4, 2007 was replaced by the interim Direct Investment Management Agreement with RCM dated February 10, 2012 and was not replaced by an interim agreement in November 2011. The Investment Advisory and Management Agreement with Martin Currie dated March 19, 2004 was terminated on November 9, 2011 upon Martin Currie’s delegation of management of the Fund’s portfolio to APS (an assignment of the contract under Section 15(a)(4) of the 1940 Act resulting in automatic termination). At that time the Fund entered into the interim Investment Advisory and Management Agreement dated November 9, 2011 between the Fund and Martin Currie and Martin Currie entered into the interim Sub-Advisory Agreement with APS dated November 10, 2011. These interim agreements related to management of the Fund’s listed investments and not to management of the Fund’s direct investments.

3.	Comment: In the third paragraph under “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, the clause defining direct investments is the only description of the Direct Investment Management Agreement in the proxy statement. Where appropriate, in the text of “Proposal 1,” please describe and distinguish the purposes and key terms of both agreements being voted on. Please explain to us whether both agreements are subject to the requirements of Section 15 of the ICA.

Response: Each of the first six paragraphs under “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement” apply to both the Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement. We believe that both of the Proposed Agreements are adequately described within these six paragraphs. Both of the Proposed Agreements are subject to the requirements of Section 15 of the Investment Company Act of 1940.

4.	Comment: In the third paragraph under “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, what does the phrase “supervise the disposition of the Fund’s existing direct investments” mean?

Response: The Board has determined to suspend having the Fund make further direct investments for the foreseeable future. Therefore, under the Proposed Direct Investment Management Agreement,

RCM will not be required to make additional direct investments. Rather, RCM will only be required to monitor the existing direct investments and supervise the disposition of such investments. If the Board decides to authorize the Fund to enter into further direct investments, the Fund will need to enter into an investment management agreement relating to direct investments with RCM or another manager.

5.	Comment: Under “Factors Considered by the Board of Directors Regarding the Proposed Agreements” with the section “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, please disclose whether or not the board considered liquidating the fund. If not, why not? Please disclose whether the board interviewed other potential investment advisers. If not, why not?

Response: The Registrant will revise the third paragraph under “Approval Process” within the section “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement” as follows:

At the Board meeting on December 8, 2011, with all Directors present, each of the Candidates made a presentation to the Board and responded to questions from the Board. Following the presentations, the Board discussed the relative merits of each Candidate and determined that further information should be requested from the candidates. At the Board meeting held on January 5, 2012, the Board approved the selection of RCM as the investment adviser for the Fund, approved the Proposed Agreements and agreed to submit the selection of RCM for approval by the Fund’s stockholders at the next annual stockholders meeting in March 2012. At the annual meeting of stockholders held on March 8, 2012, the stockholders of the Fund did not approve the Proposed Agreements. At the Board meeting held on March 8, 2012, the Board reapproved the selection of RCM as the investment adviser for the Fund, approved the Proposed Agreements and agreed to re-submit the selection of RCM for approval by the Fund’s stockholders at a special stockholders meeting in April 2012. The Board believes that the Fund can obtain sufficient votes to approve the Proposed Agreements at the April 2012 stockholders meeting and therefore, did not consider liquidating the Fund or consider other potential candidates for investment manager.

6.	Comment: In the first paragraph under “Factors Considered by the Board of Directors Regarding the Proposed Agreements” with the section “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, please confirm to us that the first set of interim agreements and the Current Agreements are regarded as a single “interim contract,” for purposes of Rule 15a-4(a)(2). We note that the 150-day period under Rule 15a-4(a)(2)(ii) commenced on November 9, 2011, and that the interim contract will have been in effect for 148 days on the date of the shareholder meeting. Given that Rule 15a-4, on its face, does not permit the interim contract to be renewed, that another shareholder meeting cannot be scheduled within the 150-day period, and that the current agreements have been rejected previously by shareholders, what contingency plans has the fund made in the event that the contract is rejected again?

Response: The Registrant confirms that the first set of interim agreements and the Current Agreements are subject to just one 150-day interim period for purposes of Rule 15a-4. The Registrant believes that sufficient votes in favor of Proposal 1 will be obtained at the April stockholders meeting.

7.

Comment: In the second paragraph under “Approval Process” within the section “Proposal 1 – Approval of Proposed Investment Advisory and Management Agreement and Proposed Direct Investment Management Agreement”, please confirm to us that you regard the “previous contracts,” as that term is defined in Rule 15a-4(a)(3), as the investment advisory agreement approved by shareholders on March 18, 2004 and the direct investment management agreement approved by shareholders on April 13, 2004. The “previous contracts” were replaced by the “interim contracts,” as defined in Rule 15a-4(a)(2), that were approved by the Board on October 31, 2011, and not voted on by shareholders. However, as disclosed, the interim contract were superseded by the “Current Agreements.” Please confirm that the “Current Agreements” were approved by the Board in accordance with Rule 15a-4(a)(2). Please confirm to us that the first set of interim agreements and the Current Agreements are regarded as a single “interim contract” whose 150-day duration commenced on November 9, 2011. Is the Fund relying on the “Gartmore Global Partners No-Action Letter” (July 31, 2000) or any other authority? If so, please discuss.

Response: Prior to November 2011, Martin Currie, Inc. (the “Previous Adviser”) served as the investment adviser of the Fund. In November 2011, all of the employees of the Previous Adviser who provided advisory services to the Fund left the employ of the Adviser. The Previous Adviser at the same time delegated responsibility for advising the Fund to APS, an unrelated entity with which the Previous Adviser had previously entered into an agreement to form a joint venture to provide advisory services greater China investment mandates. This delegation constituted an assignment of the advisory agreement between the Fund and the Previous Adviser, automatically terminating that agreement. In accordance with Rule 15a-4, the Fund then entered into an interim advisory agreement with the Previous Adviser and the Previous Adviser entered into an interim sub-advisory agreement with APS.

The Fund’s Board had been aware of the likely departure of the Previous Adviser’s employees described above and had commenced a process to identify a new adviser before November 2011. This process was completed in January 2012 when the Fund’s Board designated RCM Asia Pacific Limited (the “Proposed Adviser”) as the Fund’s “permanent” adviser.

Because APS contemplated a very different portfolio structure for the Fund than had the Previous Adviser (under its departed China team), the Fund agreed with the Previous Adviser and APS that unless and until the Fund’s Board decided to designate the Previous Adviser/APS as the “permanent” adviser, APS should not make any radical changes to the Fund’s portfolio but instead should act as a “caretaker” to minimize any potential damage that might occur to the portfolio as a result of market events during the interim period. So that the Fund’s portfolio can be more actively managed and begin to assume the form envisioned by the Proposed Adviser, the Fund’s Board proposed that the Proposed Adviser begin managing the Fund’s portfolio under an interim agreement commencing in early February 2012. The Fund entered into the interim agreement with the Proposed Adviser in accordance with Rule 15a-4, except that the Board’s approval of that interim agreement occurred more than ten business days after termination of the “previous agreement” (as that term is defined in the Rule). This interim agreement terminates no later than 150 days from the date on which the Fund entered into the interim agreement with the Previous Adviser.

We believe that the Fund is permitted to rely on the Rule in entering into the interim agreement with the Proposed Adviser notwithstanding that Board approval of the agreement occurred more than ten business days after termination of the “previous agreement”. (The Board approved the agreement before it was entered into.) This is because we believe the ten business day limit was designed to prevent an adviser from advising a fund under an interim agreement for more than 10 business days without that agreement having been approved by the fund’s board. We note that when Rule 15a-4 was initially adopted in 1979 it did not impose a limit on the length of time from termination of the “previous agreement” to entering into an interim agreement under the Rule. The Rule did, however, require that the interim agreement be approved by the board before it was entered into. This requirement proved problematic, since one of the primary purposes of the Rule was to address the termination of a previous agreement due to an unexpected event, such as the death of the controlling person of the adviser. Because it may take several days to assemble a fund’s board to approve an interim agreement and to provide the board with the necessary information upon which to base that approval, there could be a gap between termination of the “previous agreement” and entering into an interim agreement. One of the principal purposes of amendments to the Rule in 1999 was to remedy the problem of the potential gap by permitting a fund to enter into an interim agreement prior to board approval of that agreement. The 10 business day limit was intended to limit the length of time between entering into the interim agreement and board approval. The proposing release for the 1999 amendments indicates that the purpose of this amendment was to provide a grace period for board approval. Release IC-23325, July 22, 1998. There is no suggestion in the release that the 10 business day limit was intended to limit the period of time from termination of the “previous agreement” to entry into an interim agreement or to limit the ability of a fund from entering into more than one interim agreement – prior to the 1999 amendments, the Rule did not impose either of these limits as long as an interim agreement was approved in advance by the board, did not have a term that extended beyond 120 days from the termination of the “previous agreement” and provided for advisory fees no greater than under the “previous agreement”.

The interim agreement with the Proposed Adviser complies with each of these requirements as reflected in the current Rule. The Fund’s Board believes that it was in the best interest of the Fund’s stockholders to enter into that agreement.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, The China Fund, Inc.

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